FILE NO. 82-34736

SKADDEN, ARPS, SLATE, MEAGHER & [redacted]

525 UNIVERSITY AVEN[redacted]
PALO ALTO, CALIFORNIA 9

TEL: (650) 470-4500
FAX: (650) 470-4570
www.skadden.com

06019005

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November 29, 2006

SUPPL

BY HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Sage Group plc Application for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Regarding the above referenced application for exemption, which was submitted to your office on June 16, 2003 and last updated on August 28, 2006, enclosed please find the 18th update thereto as required by Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. The update consists of (i) one 288a and forty-one 88(2) Companies House Filings, which fall under Annex B, Item 5 of the above referenced exemption application; and (ii) sixteen releases on the Regulatory News Service of the London Stock Exchange as required by the UK Listing Authority, which fall under Annex C of the above referenced exemption application.

Please do not hesitate to call me at (650) 470-4593 with any questions regarding this update to the exemption application.

Very truly yours,

Melissa Schmelzer

PROCESSED
DEC 12 2006
THOMSON
FINANCIAL

Enclosures

cc: Michael Robinson
Company Secretary and Group Legal Director
The Sage Group plc

12/6

222115.01-Palo Alto Server 1A - MSW

FILE NO. 82-34736

UPDATE TO ANNEX B, ITEM 5

FILE NO. 82-34736

BLUEPRINT 2000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	02231246
Company Name in full	The Sage Group plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	1 3	0 9	2 0 0 6
† Date of Birth	0 7	0 2	1 9 5 3

Appointment as director: X — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title	
* Honours etc	
Forename(s)	Ruth
Surname	Markland
Previous forename(s)	
Previous surname(s)	
Usual residential address	GOUDIE'S FARM, LOWER HAMSWELL
Post town	BATH
Postcode	BA1 9DE
County / Region	
Country	
† Nationality	British
† Business occupation	Company Director
† Other directorships (additional space next page)	See attached schedule

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] Date 25.09.06

A director, secretary etc must sign the form below.

Signed [signature] Date 25.09.06

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Claire Naylor, The Sage Group plc, North Park,
Newcastle upon Tyne, NE13 9AA
Tel 0191 294 3000
DX number DX exchange

A26 COMPANIES HOUSE 27/09/2006 486

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 02231246

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of *which the person* concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a *parent company* which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

BLUEPRINT 2000

BLUEPRINT 2000

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 02231246

Company Name in full The Sage Group plc

Name Ruth Markland

Company Name	Resignation
Ennismore Gardens Investments Limited	05/11/2003
Home Choice Meals Limited	
Standard Chartered plc	
WRVS	
WRVS Asset Supply Limited	
WRVS Enterprises Limited	
WRVS Food Services Limited	
WRVS Office Premises Limited	
WRVS Retail & Catering Services Limited	
WRVS Services Welfare Limited	
WRVS Supplies Limited	

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From	To
Day	03	
Month	08	
Year	2006	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,437		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	112.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Mr Andrew Griffith	Class of shares allotted	Number allotted
Address Flat 1, Blagdon Hall, Blagdon	Ordinary	8,437
Seaton Burn, Newcastle upon Tyne		
UK Postcode NE13 6DD		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	8,437
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 9.8.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/RW/10146 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	10,234	5,000	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	198.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Brewin Nominees Limited Part ID 092 Desig SHAREOPT Address PO Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle Upon Tyne UK Postcode NE99 1SX	Ordinary	15,234
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	15,234

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 9.8.2006.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/AL/10218 Tel: 01903 833250

DX number DX exchange

FILE NO. 82-34736

88(2)

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,386		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

~~FILE NO. 82-34736~~

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited A/C SHAREOPT Part ID 092 Address PO Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle Upon Tyne UK Postcode NE 99 1SX	Class of shares allotted Ordinary	Number allotted 4,386
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 4,386

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 10.08.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/ JW/10257	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
09	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	777		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	91.34p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited A/C SHAREOPT Part ID 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle Upon Tyne	Ordinary	777
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	777
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 11. 8. 2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/JW/10268	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	10	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	388		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	91.34p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales.

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited A/C SHAREOPT Part ID 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle Upon Tyne	Ordinary	388
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	388
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 11. 8. 2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the *person* Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/JW/10277 Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	11	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	388	1,687	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	91.34p	112.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

~~FILE NO. 82-34736~~

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Des SHAREOPT Part ID 092 Address PO BOX 1025, Commercial Union House, 39 Pilgrim Street, Newcastle Upon Tyne NE99 1SX UK Postcode	Class of shares allotted Ordinary	Number allotted 388
Name Ms. Kelly Louise Hulme Address 38 Glanville Close, Gateshead, Tyne & Wear NE11 9TY UK Postcode	Class of shares allotted Ordinary	Number allotted 1,687
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **2,075**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 2.8.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/SJK/E10305 Tel: 01903 833262
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	16,082	4,500	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	198.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited A/C SHAREOPT Part ID 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle Upon Tyne	Ordinary	20,582
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	20,582
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 21.8.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/ JW/10399	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From	To
Day	17	
Month	08	
Year	2006	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,784		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Desig: SHAREOPT Part ID: 092 Address PO Box 1025, Commercial Union House,39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 1,784
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,784

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 21.8.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/ 10398 Tel: 01903 833208
DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	17	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,411		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle upon Tyne	Ordinary	6,411
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	6,411
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 21.8.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/RW/10409 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	21	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,687		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	112.00P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Mr Ian Stoker Address 11 Corvan Terrace Stanley Co Durham UK Postcode DH9 9SJ	Ordinary	1,687
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	1,687

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 25.8.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/ JL/10463 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	23	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,165	23,392	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	91.34p	171.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Brewin Nominees Limited Part ID: 092, Designation: SHAREOPT Address PO Box 1025, Commercial Union House, 39 Pilgrim Street Newcastle upon Tyne UK Postcode NE99 1SX	Ordinary	24,557
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	24,557

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 25.8.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/RW/10510 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	23	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8,797	13,750	20,468
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	140.00p	171.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig SHAREOPT Part ID 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House, 39 Pilgrim Street,	Ordinary	53,015
Newcatsle Upon Tyne		
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 06.09.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/AL/10524 Tel: 01903 833250
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	204.50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **53,015**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 06.09.2006.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/AL/10524	Tel: 01903 833250
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	25	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,687		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	112.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Mr.Robin Moore Address 32 Westlands High Heaton Newcastle upon Tyne UK Postcode NE7 7YN	Class of shares allotted Ordinary	Number allotted 1,687
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **1,687**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 4.9.2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/ LB/10577 Tel: 01903 833250
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	29	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	582	23,392	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	91.34p	171.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited a/c SHAREOPT part ID: 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union, House,	Ordinary	23,974
39 Pilgrim Street, Newcastle Upon Tyne		
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	23,974
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 31.8.2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/10597 Tel: 01903 833250
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	29	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,700		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig:SHAREOPT Part ID 092	Class of shares allotted	Number allotted
Address PO Box 1025,	Ordinary	8,700
Commercial Union House, 39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**8,700**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 31.8.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/JL/10607 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	Day	Month	Year
From	30	08	2006
To			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9,709		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	206.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited (Desig:Shareopt Part Id:092) Address: PO Box 1025 Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 9,709
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 9,709

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 4.9.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/LB/10646 Tel: 01903 833393
DX number DX exchange

FILE NO. 82-34736

88(2)

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

Return of Allotment of Shares

CHFPO83

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	31	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,749	13,605	26,000
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	112.00p	147.00p	228.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited /Part ID 092 / Desig SHAREOPT	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House	Ordinary	39,605
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE99 1SX		
Name Kirstie Vicki Robinson	Class of shares allotted	Number allotted
Address 30 Lindale Road	Ordinary	2,362
Fenham		
Newcastle Upon Tyne UK Postcode NE4 9UN		
Name Steven Coulson	Class of shares allotted	Number allotted
Address 11 Northside Place	Ordinary	4,387
Holywell, Whitley Bay		
Tyne & Wear UK Postcode NE25 0NQ		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	46,354
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 4.9.2006.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/TK/10687 Tel: 01903 833570
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	31	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,100		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited /Part ID 092 / Desig SHAREOPT	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House	Ordinary	8,100
39 Pilgrim Street		
Newcastle Upon Tyne UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	8,100
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 4.9.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/TK/10679	Tel: 01903 833570
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-[illegible]

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	Day	Month	Year
From	01	09	2006
To			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	17,250		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	140.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited /Part ID 092 / Desig SHAREOPT Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 17,250
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 17,250

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 4.9.2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/TK/10677	Tel: 01903 833570
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,200		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	228.50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Brewin Nominees Limited Part ID:- 092 / Desig:- SHAREOPT Address PO Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle Upon Tyne. UK Postcode NE99 1SX	Ordinary	1,200
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	1,200

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 4.9.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/ RJB/10699 Tel: 01903 833250
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9,280		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	112.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Caroline Louise Kennedy Address 8 Hillside, Fell Bank, Birtley, Chester-le-Street, Co. Durham UK Postcode DH3 3TU	Ordinary	8,437
Name Maria Denise Kimber Address 8 Rothley Terrace, Consett, Co. Durham UK Postcode DH8 6PN	Ordinary	843
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	9,280

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 14.09.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/AL/10797 Tel: 01903 833250

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	05	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10,500	10,368	10,625
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	147.00p	171.00p	198.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Brewin Nominees Limited Des SHAREOPT Part ID 092 Address P O Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle Upon Tyne NE99 1SX UK Postcode	Ordinary	31,493
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	31,493

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 06.09.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/SJK/E10747 Tel: 01903 833262

DX number DX exchange

FILE NO. 82-34736

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
06	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	134.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name: Brewin Nominees Limited A/C SHAREOPT Part ID 092 Address: PO BOX 1025, Commercial Union House, 39 Pilgrim Street, Newcastle Upon Tyne UK Postcode NE99 1SX	Class of shares allotted: Ordinary	Number allotted: 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 8.9.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/ JW/10809 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	06	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	17,250		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	140.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Brewin Nominees Limited Part ID: 092, Desig: SHAREOPT Address PO Box 1025, Commercial Union House 39 Pilgrim Street, Newcastle-upon-Tyne UK Postcode NE99 1SX	Ordinary	17,250
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	17,250

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 7.9.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/RW/10769 Tel: 01903 833250
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	06	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	13,605		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	147.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Desig: SHAREPORT Part ID:092	Class of shares allotted	Number allotted
Address P O Box 1025, Commercial Union House	Ordinary	13,605
39 Pilgrim Street		
Newcastle upon Tyne UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	13,605
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 7.9.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/JL/10782 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	07	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	35,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	$1.63		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name: Brewin Nominees Part ID 092 Desig SHAREOPT Address: PO Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle upon Tyne UK Postcode NE99 1SX	Ordinary	35,000
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	35,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 8.9.2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/AL/10818 Tel: 01903 833250
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-3[illegible]

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	09	2006	I	I.	III

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,814		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	172.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (*List joint share allotments consecutively*)

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Part ID 092 Desig SHAREOPT	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House, 39 Pilgrim Street,	Ordinary	5,814
Newcastle upon Tyne		
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	5,814
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 11/09/2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/AL/10852 Tel: 01903 833250

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	13	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,848		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	171.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Brewin Nominees Limited A/C SHAREOPT Part ID 092 Address PO Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle upon Tyne UK Postcode NE99 1SX	Ordinary	5,848
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	5,848

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 15.09.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/ JW/10924 Tel: 01903 833250

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FI[illegible]

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc
	Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	35,250	20,468	9,500
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	147.00p	171.00p	198.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

FILE NO: 82-34736

Shareholder details	Shares and share class allotted	
Brewin Nominees Limited Part Id 092 Desig SHAREOPT	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House, 39 Pilgrim Street,	Ordinary	93,218
Newcastle upon Tyne		
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 15.09.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/AL/10954	Tel: 01903 833250
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO 034776

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	14	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	28,000		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	228.50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

~~FILE NO. 82-34736~~

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	93,218
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 15.09.2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/AL/10954 Tel: 01903 833250

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	19	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,705	5,848	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	134.00p	171.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited A/C SHAREOPT Part ID 092 Address **PO Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle upon Tyne** UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 7,553
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 7,553

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 25.09.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/ JW/11060	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-4726

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	6,000	5,848	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	228.50p	171.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited A/C SHAREOPT Part ID 092	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle upon Tyne	Ordinary	11,848
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	11,848
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 28.09.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/JW/11067	Tel: 01903 833250
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34726

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	09	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	7,462		
Nominal value of each share	1p		
Amount (if any) paid or due on each share (including any share premium)	134.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

~~FILE NO. 82-34736~~

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Part ID: 092 Desig: SHAREOPT Address PO Box 1025, Commercial Union House, 39 Pilgrim Street Newcastle-upon-Tyne UK Postcode NE99 1SX	Class of shares allotted Ordinary	Number allotted 7,462
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **7,462**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 21. 09. 2006.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/RW/11043 Tel: 01903 833250
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	388		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	91.34p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Brewin Nominees Limited A/C SHAREOPT Part ID 092 Address PO Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle upon Tyne UK Postcode NE99 1SX	Ordinary	388
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	388

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 21.09.2006.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/ JW/11049	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34726

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	20	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	40,936	16,632	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	228.50p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited / Part ID 092 / Desig SHAREOPT Address PO Box 1025, Commercial Union House 39 Pilgrim Street Newcastle Upon Tyne UK Postcode NE9 9 1SX	Class of shares allotted Ordinary	Number allotted 57,568
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **57,568**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 21.09.2006.

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/TK/11099	Tel: 01903 833570
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 2231246

Company name in full: The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,401	2,193	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	147.00p	171.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Part ID 092 Desig SHAREOPT	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House, 39 Pilgrim Street	Ordinary	5,594
Newcastle upon Tyne		
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**5,594**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 26.9.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/AL/11142	Tel: 01903 833250
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day 25	Month 09	Year 2006	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	388	11,500	5,000
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	91.34p	140.00p	204.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Mr David DeVelder Address 11312 Donneymoor Drive, Riverview, Florida 33568 USA UK Postcode	Class of shares allotted Ordinary	Number allotted 388
Name Mr Steven Conte Address 21232 San Miguel, Lake Forest, California 92630 USA UK Postcode	Class of shares allotted Ordinary	Number allotted 16,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 16,888

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 9.10.2006.

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/AL/11190	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	25	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	18,380	5,000	34,151
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	136.00p	140.00p	147.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Part ID 092 Desig SHAREOPT	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House, 39 Pilgrim Street	Ordinary	87,575
Newcastle upon Tyne		
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 26.9.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/AL/11189 Tel: 01903 833250

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc
	Page 2 of 2

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	25	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	22,544	7,500	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	171.00p	198.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (*List joint share allotments consecutively*)

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 87,575

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 26.9.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/AL/11189 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-[illegible]

88(2)

Return of Allotment of Shares

CHFP083

Company Number	2231246
Company name in full	The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	26	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	10,250	4,000	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	147.00p	171.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Brewin Nominees Limited (Desig: Shareopt Part ID:092) Address PO Box 1025 Commercial Union House 39 Pilgrim Street Newcastle upon Tyne UK Postcode NE99 1SX	Ordinary	14,250
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	14,250

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 27.9.2006.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/ JF-11203 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	233	1,750	
Nominal value of each share	1p	1p	
Amount (if any) paid or due on each share *(including any share premium)*	91.34p	228.50p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited (PartID:092: Designation:Shareopt)	Class of shares allotted	Number allotted
Address PO Box 1025	Ordinary	1,983
Commercial Union House 39 Pilgrim Street		
Newcastle		
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	1,983
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 2.10.2006.

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/ JF/11263 Tel: 01903 833874
DX number DX exchange

FILE NO. 82-34736

88(2)

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

Return of Allotment of Shares

CHFPO83

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	27	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	233	36,550	14,322
Nominal value of each share	1p	1p	1p
Amount (if any) paid or due on each share *(including any share premium)*	91.34p	171.00p	228.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Shares and share class allotted	
Name Brewin Nominees Limited Part ID 092, Desig SHAREOPT	Class of shares allotted	Number allotted
Address PO Box 1025, Commercial Union House, 39 Pilgrim Street,	Ordinary	51,105
Newcastle upon Tyne		
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**51,105**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 28.09.2006.

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/AL/11249	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

FILE NO. 82-34736

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2231246

Company name in full The Sage Group plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,401		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	147.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

FILE NO. 82-34736

Shareholder details	Class of shares allotted	Number allotted
Name Brewin Nominees Limited Part ID 092, Desig SHAREOPT Address PO Box 1025, Commercial Union House, 39 Pilgrim Street, Newcastle upon Tyne UK Postcode NE99 1SX	Ordinary	3,401
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	3,401

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 16.10.2006.

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/AL/11647 Tel: 01903 833874
DX number DX exchange

FILE NO. 82-34736

UPDATE TO ANNEX C

	Date	Press Information Title
1.	08-31-06	Holding(s) in Company
2.	09-13-06	Appointment of Non-Executive Director
3.	09-27-06	Blocklisting Interim Review
4.	09-27-06	Blocklisting Interim Review
5.	09-27-06	Blocklisting Interim Review
6.	09-27-06	Blocklisting Interim Review
7.	09-27-06	Blocklisting Interim Review
8.	09-27-06	Blocklisting Interim Review
9.	09-27-06	Blocklisting Interim Review
10.	10-06-06	Notification of Preliminary Results Date
11.	10-12-06	Trading Statement
12.	10-18-06	Director Declaration
13.	10-31-06	Sage Completes Acquisition of Elit Group
14.	10-31-06	Director Declaration
15.	11-13-06	Sage Acquires UK Merchant Services Provider
16.	11-21-06	Director Declaration

Holding(s) in Company

RNS Number:3110I
Sage Group PLC
31 August 2006

Sage Group plc ("the Company")

DISCLOSURE OF INTEREST

The Company received notification on 30 August 2006 that Barclays PLC no longer
has a notifiable interest in the Ordinary Shares of 1p each in the Company.

As at the date of the notification Barclays PLC remained interested in 36,919,470 Ordinary shares of 1p each in the Company, representing 2.85% of the
issued share capital.

END

Appointment of Non-Executive Director

13th September 2006

Appointment of Non-executive Director

The Sage Group plc has today appointed Ruth Markland as a non-executive director, with immediate effect.

Ruth, aged 53, was a senior partner of the law firm Freshfields Bruckhaus Deringer ("Freshfields") until her retirement in 2003 after twenty six years with the firm. For her last eight years with Freshfields, Ruth was Managing Partner for Asia.

Ruth is also a non-executive director of Standard Chartered plc, chairs the Remuneration Committee, and sits as a member of its Audit and Risk Committee and Nominations Committee.

During her career, Ruth has gathered deep operational experience of services businesses in an international context and has participated in board-level strategy development.

In her capacity as non-executive director at Sage, Ruth will sit on the Remuneration Committee, Nominations Committee and Audit Committee.

The Board has also agreed that David Clayton, currently non-executive director at Sage, would take up the position of senior independent non-executive director, to replace Lindsay Bury who retired at the AGM in May 2006.

Sir Julian Horn-Smith, Chairman of Sage, commented:

"We are delighted to welcome Ruth to the Sage Group Board. In addition to a wealth of practical experience in managing and advising businesses, Ruth also brings expertise in working with public company boards, all of which will benefit the Sage Board. We look forward to working with Ruth as we develop our international and services strategies.

"We also welcome David to his new role as senior independent non-executive director. David joined the Board in June 2004 and has been a valuable source of advice in the past two years."

There are no other details requiring disclosure under Listing Rule 9.6.13, relating to further information on this appointment, including other public

company directorships.

Photographs are available from Tulchan Communications. Please contact the team
on 020 7353 4200.

Enquiries: The Sage Group plc Tulchan Communications
Paul Walker, Chief Executive, Julie Foster,

Paul Harrison, Finance Director Kirstie Hamilton

Phil Branston, Investor Relations

Tel: +44 (0) 0191 294 3068 Tel: + 44 (0) 20 7353 4200

Notes to editors: The Sage Group plc is a leading international supplier of
accounting and business management software solutions and related products and
services, principally for small to medium-sized enterprises. Formed in 1981,
Sage was floated on the London Stock Exchange in 1989 and the Group now employs
over 10,000 people worldwide.

END

Blocklisting Interim Review

RNS Number:5778J
Sage Group PLC
27 September 2006

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 26 SEPTEMBER 2006

1. Name of applicant:	THE SAGE GROUP PLC
2. Name of scheme	THE SAGE GROUP 1999 EXECUTIVE SHARE OPTION SCHEME
3. Period of return:	From: 26.03.2006 To: 25.09.2006
4. Balance under scheme from previous return:	1,981,702 ORDINARY SHARES OF 1P EACH AT 25.03.06
5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	N/A
6. Number of securities issued/ allotted under scheme during period:	1,186,235 ORDINARY SHARES OF 1P EACH
7. Balance under scheme not yet issued / allotted at end of period	795,467 ORDINARY SHARES OF 1P EACH AT 25.09.06
8. Number and class of securities originally listed and the date of admission	ORDINARY SHARES OF 1P EACH: 1,000,000: 17.01.2003, 2,000,000: 13.12.2004 2,000,000: 14.12.2005, & 2,000,000 07.03.2006
9. Total number of securities in issue at the end of the period	1,294,196,718 ORDINARY SHARES OF 1P EACH
Name of contact	CLAIRE NAYLOR

FILE NO. 82-34736

Address of contact PARK,

THE SAGE GROUP PLC, NORTH

NEWCASTLE UPON TYNE, NE13 9AA

Telephone number of contact 0191 294 3000

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of

THE SAGE GROUP PLC
Name of applicant

If you knowingly or recklessly give false or misleading information you may be
liable to prosecution.

END

Blocklisting Interim Review

RNS Number:5779J
Sage Group PLC
27 September 2006

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 26 SEPTEMBER 2006

1. Name of applicant: THE SAGE GROUP PLC

2. Name of scheme THE SAGE GROUP (NO.2) EXECUTIVE SHARE OPTION SCHEME

3. Period of return: From 26.03.2006 To 25.09.2006

4. Balance under scheme from previous return:

2,430,177 ORDINARY SHARES OF 1P EACH AT 25.03.06

5. The amount by which the block scheme has been increased, if the scheme has
been increased since the date of the last return:

N/A

6. Number of securities issued/allotted under scheme during period:

160,818 ORDINARY SHARES OF 1P EACH

7. Balance under scheme not yet issued / allotted at end of period

2,269,359 ORDINARY SHARES OF 1P EACH AT 25.09.06

8. Number and class of securities originally listed and the date of admission

ORDINARY SHARES OF 1P EACH:
900,000: 23.02.2000,
5,000,000: 12.12.2000,
5,000,000: 17.01.2003,
2,000,000: 13.12.2004,
14.12.2005: 2,000,000 &

07.03.2006: 2,000,000

9. Total number of securities in issue at the end of the period

1,294,196,718 ORDINARY SHARES OF 1P EACH

Name of contact CLAIRE NAYLOR

Address of contact THE SAGE GROUP PLC, NORTH PARK,
NEWCASTLE UPON TYNE, NE13 9AA

Telephone number of contact 0191 294 3000

Signed by

Director/company secretary/suitably experienced employee/duly authorised
officer,
for and on behalf of

THE SAGE GROUP PLC
Name of applicant

If you knowingly or recklessly give false or misleading information you
may be
liable to prosecution.

END

Blocklisting Interim Review

RNS Number:5781J
Sage Group PLC
27 September 2006

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 26 SEPTEMBER 2006

1. Name of applicant: THE SAGE GROUP PLC

2. Name of scheme THE STATE OF THE ART STOCK OPTION PLAN

3. Period of return: From 26.03.2006 To 25.09.2006

4. Balance under scheme from previous return: 598,636 ORDINARY SHARES OF 1P EACH AT 25.03.06

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: N/A

6. Number of securities issued/allotted under scheme during period: 35,000 ORDINARY SHARES OF 1P EACH

7. Balance under scheme not yet issued / allotted at end of period 563,636 ORDINARY SHARES OF 1P EACH AT 25.09.06

8. Number and class of securities originally listed and the date of admission ORDINARY SHARES OF 1P EACH:
100,000 23.02.2000,
500,000: 12.04.2000
500,000: 17.01.2003 &
600,000: 04.10.2005

9. Total number of securities in issue at the end of the period 1,294,196,718 ORDINARY SHARES OF

Blocklisting Interim Review

RNS Number:5780J
Sage Group PLC
27 September 2006

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 26 SEPTEMBER 2006

1. Name of applicant:

THE SAGE GROUP PLC

2. Name of scheme

BEST PROGRAMS INC 1992 STOCK OPTION PLAN & BEST SOFTWARE INC. 1997 STOCK INCENTIVE PLAN

3. Period of return:

From 26.03.2006 To 25.09.2006

4. Balance under scheme from previous return:

978,159 ORDINARY SHARES OF 1P EACH AT 25.03.06

5. The amount by which the block scheme has been increased, if the scheme has
been increased since the date of the last return:

N/A

6. Number of securities issued/allotted under scheme during period:

17,090 ORDINARY SHARES OF 1P EACH

7. Balance under scheme not yet issued / allotted at end of period

961,069 ORDINARY SHARES OF 1P EACH AT 25.09.06

8. Number and class of securities originally listed and the date of admission

ORDINARY SHARES OF 1P EACH
12.12.2000: 1,000,000

9. Total number of securities in issue at the end of the period

1,294,196,718 ORDINARY SHARES OF 1P EACH

Name of contact

CLAIRE NAYLOR

Address of contact

THE SAGE GROUP PLC, NORTH PARK,
NEWCASTLE UPON TYNE, NE13 9AA

Telephone number of contact

0191 294 3000

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of

THE SAGE GROUP PLC
Name of applicant

If you knowingly or recklessly give false or misleading information you may be
liable to prosecution.

END

FILE NO. 82-34736

Blocklisting Interim Review

RNS Number:5782J
Sage Group PLC
27 September 2006

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 26 SEPTEMBER 2006

1. Name of applicant:	THE SAGE GROUP PLC
2. Name of scheme OPTION	THE SAGE GROUP SAVINGS RELATED SHARE SCHEME
3. Period of return:	From: 26.03.2006 To: 25.09.2006
4. Balance under scheme from 1P EACH previous return:	3,012,291 ORDINARY SHARES OF AT 25.03.06
5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	N/A
6. Number of securities issued/ EACH allotted under scheme during period:	93,636 ORDINARY SHARES OF 1P
7. Balance under scheme not yet issued 1P EACH / allotted at end of period	2,918,655 ORDINARY SHARES OF AT 25.09.06
8. Number and class of securities originally listed and the date of 6,000,000: admission	ORDINARY SHARES OF 1P EACH: 1,000,000: 23.02.2000 & 17.01.2003
9. Total number of securities in issue at the end of the period	1,294,196,718 ORDINARY SHARES OF 1P EACH
Name of contact	CLAIRE NAYLOR
Address of contact PARK,	THE SAGE GROUP PLC, NORTH

FILE NO. 82-34736

NEWCASTLE UPON TYNE, NE13 9AA

Telephone number of contact 0191 294 3000

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of

THE SAGE GROUP PLC
Name of applicant

If you knowingly or recklessly give false or misleading information you may be
liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Blocklisting Interim Review

RNS Number:5784J
Sage Group PLC
27 September 2006

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date:

1. Name of applicant: The Sage Group plc

2. Name of scheme The Sage Group Savings Related Share Option Scheme (Ireland)

3. Period of return: From 26.03.2006 To 25.09.2006

4. Balance under scheme from previous return: 169,851 Ordinary shares of 1p each at 25.03.06

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: N/A

6. Number of securities issued/ allotted under scheme during period: 592 Ordinary shares of 1p each

7. Balance under scheme not yet issued / allotted at end of period: 169,259 Ordinary shares of 1p each at 25.09.06

8. Number and class of securities originally listed and the date of admission: Ordinary Shares of 1p each: 200,000: 17.01.2003

9. Total number of securities in issue at the end of the period: 1,294,196,718 ordinary shares of 1p each

Name of contact: Claire Naylor

Address of contact: The Sage Group plc, North Park, Newcastle upon Tyne, NE13 9AA

Telephone number of contact: 0191 294 3000

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

The Sage Group plc
Name of applicant

If you knowingly or recklessly give false or misleading information you may be
liable to prosecution.

END

Blocklisting Interim Review

RNS Number:5783J
Sage Group PLC
27 September 2006

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 26 September 2006

1. Name of applicant: The Sage Group plc

2. Name of scheme The Sage Group Savings Related Share Option Scheme (German Schedule)

3. Period of return: From 26.03.2006 To 25.09.2006

4. Balance under scheme from previous return:

54,460 Ordinary Shares of 1p each at 25.03.2006

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

N/A

6. Number of securities issued/allotted under scheme during period:

4,146 Ordinary shares of 1p each

7. Balance under scheme not yet issued / allotted at end of period

50,314 Ordinary shares of 1p each at 25.09.06

8. Number and class of securities originally listed and the date of admission

Ordinary shares of 1p each:

100,000: 17.01.2003

9. Total number of securities in issue at the end of the period

1,294,196,718 Ordinary shares of 1p each

Name of contact	Claire Naylor
Address of contact	The Sage Group plc, North Park, Newcastle Upon Tyne, NE13 9AA
Telephone number of contact	0191 294 3000

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of

The Sage Group plc
Name of applicant

If you knowingly or recklessly give false or misleading information you may be
liable to prosecution.

END

Notification of preliminary results date

Friday 6 October

The Sage Group plc

Notification of preliminary results date and period-end trading update

The Sage Group plc ("Sage") will announce its preliminary results for the year
ended 30 September 2006 on Wednesday 29 November 2006.

Sage will announce a brief period-end trading update for the year to 30 September 2006 on Thursday 12 October 2006.

In each of these announcements, and in subsequent results announcements, International Financial Reporting Standards will apply.

Enquiries

The Sage Group plc +44 (0) 191 294 3068

Paul Walker, Chief Executive

Paul Harrison, Finance Director

Cynthia Alers, Investor Relations

Tulchan +44 (0) 20 7353 4200

Julie Foster +44 (0) 7799 894262

Notes to editors

The Sage Group plc is a leading international supplier of accounting and business management software solutions and related products and services, principally for small to medium-sized enterprises. Formed in 1981, Sage was
floated on the London Stock Exchange in 1989 and the Group now employs over
10,000 people worldwide.

END

Trading Statement

12 October 2006

The Sage Group plc ("Sage") - Trading update for the year ended 30 September 2006

Revenues and pre-tax profit both in line with market expectations

Sage is today providing an update on trading performance (unaudited) for the year ended 30 September 2006.

Sage's revenues, earnings before interest, tax and amortisation, and pre-tax profit were all in line with market expectations. These results include an immaterial contribution from Emdeon Practice Services, acquired on 14 September 2006.

Full details of Sage's financial performance for the period will be provided in the preliminary results announcement on 29 November 2006.

Notes to Editors:

The current average of analyst forecasts for the year ended 30 September 2006 are as follows:

Revenue: £927 million.

EBITA: £247 million

Pre-tax profit £220 million.

Enquiries:

Tulchan Communications +44 (0) 20 7353 4200

Julie Foster

Stephen Malthouse

END

Director Declaration

18 October 2006

The Sage Group plc ("Sage")

Pursuant to Listing Rule 9.6.14, Sage announces that it has been informed that
Corporate Internet Limited and Cryoserver Limited, related companies of which
David Clayton, a non-executive director of Sage, is also a director, went into
voluntary liquidation on 18 October 2006.

Enquiries

The Sage Group plc +44 (0) 191 294 3000

Michael Robinson - Group Legal Director

Tulchan +44 (0) 20 7353 4200

Julie Foster +44 (0) 7799 894262

END

Sage completes acquisition of Elit Group

31 October 2006

Sage completes acquisition of Elit Group

Further to the announcement issued on 24 July 2006, The Sage Group plc ("Sage") confirms that it has completed its acquisition of Elit Group ("Elit"), with effect from today. The total purchase consideration for the acquisition was approximately £21 million, which has been paid in cash.

Elit is a leading vendor of business management software for the transport and food distribution sectors in France.

Enquiries:

The Sage Group plc +44 (0) 191 294 3068

Paul Walker, Chief Executive

Paul Harrison, Finance Director

Cynthia Alers, Investor Relations

Tulchan +44 (0) 20 7353 4200

Julie Foster

END

Director Declaration

The Sage Group plc

31 October 2006

Tony Hobson, a Non-Executive Director of The Sage Group plc, is a Director of Cenkos Securities plc, which was admitted to the Alternative Investment Market (AIM) today.

END

FILE NO. 82-34736

Sage acquires UK Merchant Services Provider

13 November 2006

Acquisition of UK Merchant Services Provider

Sage acquires UK Merchant Services Provider, Protx, for a consideration of £20 million

The Sage Group ("Sage"), a leading international supplier of business management software solutions, announces the acquisition of Protx Group Ltd ("Protx") from its shareholders for £20 million, paid in cash. Protx specialises in providing secure, online payment services for small and medium businesses ("SMEs") in the UK.

Protx, which was established in 2001, is a leading independent on-line payment service provider to SMEs in the UK, with a customer base of over 10,000 businesses. The company has gained approval from all major banks to facilitate secure on-line transactions, including Lloyds TSB Cardnet, Bank of Scotland, Barclays Merchant Services, HSBC, Natwest Streamline, American Express, Diners Card, JCB and Euroconex.

Protx offers a cost-effective service for SME merchants, a market that is not well serviced by the larger payment processing companies. It operates in an expanding and highly fragmented market where internet retail sales are forecast to grow at 35% per annum. Over the last year, the business added new customers at a net rate of 350 per month. Revenues are generated from services fees on processed sales transactions over the internet. For the full year ended 31 March 2006, revenue was £1.9 million (2005: £967,000), an increase of 97%. EBITDA was a loss of £20,000 (2005: loss of £537,000). Revenues for the six months to 30 September 2006 were £1.5 million and EBITDA profit of £264,000 (unaudited), demonstrating the improving profitability and high growth trend of the company.

Payment processing services support retail, business to business and e-commerce businesses in processing customer transactions through credit cards, debit

cards and cheques. When Sage acquired Verus in the US earlier this year, it was
clear that SMEs are increasingly using e-commerce to promote their businesses
and there is a growing demand for secure payment processing services, coupled
with high levels of support.

The acquisition of Protx is an important step in fulfilling Sage's vision to
provide a broader business solution for SMEs, which will eventually enable them
to link and integrate merchant services with back-office accounting, stock
control and CRM applications.

Paul Walker, Chief Executive of The Sage Group, commented;

"The acquisition of Protx brings Sage the capability to integrate secure payment systems with our business management software. With Protx in the UK and
Verus in the US, we continue our strategy to expand into new adjacent markets
and broaden the range of services we can offer our SME customers. "

Enquiries: The Sage Group plc — Paul Walker, Chief Executive, Paul Harrison, Finance Director, Cynthia Alers, Investor Relations. Tel: +44 (0) 0191 294 3068

Tulchan Communications — Julie Foster, Kirstie Hamilton. Tel: + 44 (0) 20 7353 4200

Notes to editors: The Sage Group plc is a leading international supplier of
business management software solutions and related products and services,
principally for small to medium-sized enterprises. Formed in 1981, Sage was
floated on the London Stock Exchange in 1989 and the Group now employs over
12,000 people worldwide.

END

Director Declaration 21 November 06

The Sage Group plc ("Sage") today announces that Sir Julian Horn-Smith, the non-executive Chairman of the Board of Directors of Sage, retired as a director of Smiths Group plc on 21 November 2006.

END